QUEST CAPITAL CORP.

Interim Consolidated Financial Statements (Unaudited)
June 30, 2010

(Expressed in thousands of Canadian dollars)

Quest Capital Corp.
Interim Consolidated Balance Sheets (unaudited)
(Expressed in thousands of Canadian dollars)

	June 30,	December 31,
	2010	2009
	$	$

Assets
Cash deposits	42,838	4,729
Restricted cash (Note 5)	976	1,103
Loans receivable (Note 6)	198,755	274,153
Income tax receivable	200	-
Future income tax assets (Note 12)	11,666	11,504
Premises and equipment (Note 7)	340	429
Intangible assets (Note 8)	84	117
Other assets	6,423	6,365
	261,282	298,400

Liabilities
Accounts payable and accrued liabilities (Note 13)	2,777	2,793
Non-recourse loan syndication (Note 6(h))	-	20,677
Income tax payable	-	161
Future income tax liabilities (Note 12)	379	549
Asset retirement obligation (Note 10)	295	313
	3,451	24,493

Shareholders’ Equity
Share capital (Note 11)	194,008	210,433
Contributed surplus (Note 11)	10,129	9,223
Retained earnings	53,694	54,251
	257,831	273,907
	261,282	298,400

Refer to Note 14 for commitments and contingencies and to Note 20 for subsequent events.

Approved by the Board of Directors

“Brian E. Bayley”	Director	“A. Murray Sinclair”	Director
Brian E. Bayley		A. Murray Sinclair

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Interim Consolidated Statements of Loss and Comprehensive Loss (unaudited)
(Expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended		Six Months Ended
		June 30		June 30
	2010	2009	2010	2009
	$	$	$	$

Interest income
Interest and loan fee income	3,800	6,478	7,336	15,175
Interest expense (Notes 9, 11(b))	(49)	(2,225)	(49)	(4,349)
Syndication interest expense (Note 6(h))	-	(371)	(139)	(371)
Net interest income	3,751	3,882	7,148	10,455
Loan loss expense, net of recoveries (Note 6(d))	(2,533)	(5,884)	(4,116)	(8,481)
	1,218	(2,002)	3,032	1,974

Other income
Syndication fees and other income (Note 13)	9	16	17	29
Gain (loss) on sale of loans and foreclosed properties (Notes 6(c), 13)	14	(325)	656	(325)
	23	(309)	673	(296)
Net interest and other income	1,241	(2,311)	3,705	1,678

Non-interest expense
Salaries and benefits (Notes 13, 14(a))	1,425	2,411	2,681	3,285
Office and other (Note 13)	337	524	709	925
Legal and professional services	241	289	476	511
Stock-based compensation (Note 11(d)	210	113	472	313
Regulatory and shareholder relations	125	219	205	315
Resource asset related expenses	70	56	130	141
Directors’ fees	51	50	98	95
	2,459	3,662	4,771	5,585
Loss before income taxes	(1,218)	(5,973)	(1,066)	(3,907)

Income tax (recovery) expense (Note 12)
Current	5	22	(173)	116
Future	(286)	(1,715)	(336)	(1,126)
	(281)	(1,693)	(509)	(1,010)
Net loss and comprehensive loss	(937)	(4,280)	(557)	(2,897)

Loss per share Basic and diluted	(0.01)	(0.03)	(0.00)	(0.02)

Weighted average number of shares outstanding Basic and diluted	140,512,619	150,142,785	145,190,615	148,203,726

The accompanying notes are an integral part of these consolidated financial statements

Quest Capital Corp.
Interim Consolidated Statements of Changes in Shareholders’ Equity (unaudited)
(Expressed in thousands of Canadian dollars)

	Three Months Ended		Six Months Ended
		June 30		June 30
	2010	2009	2010	2009
	$	$	$	$

Common shares (Note 11)
Balance, beginning of period	207,982	208,341	210,433	207,161
Repurchased and cancelled	(13,974)	-	(16,425)	-
Issued as agent’s fee on preferred shares	-	-	-	1,180
Preferred share dividend	-	1,361	-	1,361
Expiry of sunset clause	-	(446)	-	(446)
Balance, end of period	194,008	209,256	194,008	209,256

Contributed Surplus (Note 11)
Balance, beginning of period	9,733	8,154	9,223	7,954
Stock-based compensation	210	113	472	313
Normal course issuer bid	186	-	434	-
Expiry of sunset clause	-	446	-	446
Balance, end of period	10,129	8,713	10,129	8,713

Retained earnings
Balance, beginning of period	54,631	77,267	54,251	75,884
Net loss	(937)	(4,280)	(557)	(2,897)
Balance, end of period	53,694	72,987	53,694	72,987

Accumulated other comprehensive income
Balance, beginning and end of period	-	-	-	-

Total shareholders’ equity, end of period	257,831	290,956	257,831	290,956

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Interim Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of Canadian dollars)

	Three Months Ended		Six Months Ended
		June 30		June 30
	2010	2009	2010	2009
	$	$	$	$

Cash flows from (used in) operating activities
Net loss	(937)	(4,280)	(557)	(2,897)
Non-cash adjustments to net loss:
Amortization of premises and equipment and intangible assets	66	85	132	174
Future income taxes	(286)	(1,715)	(336)	(1,126)
Stock-based compensation expense	210	113	472	313
Loan loss expense, net of recoveries	2,533	5,884	4,116	8,481
(Gain) loss on sale of loans and foreclosed properties	(14)	325	(656)	325
Amortization of deferred loan fees	(273)	(543)	(820)	(1,493)
(Increase) decrease in accrued and capitalized interest[1]	(363)	(1,945)	(932)	(3,396)
Deferred loan fees received (written-off)	66	(32)	707	141
Increase (decrease) in asset retirement obligation	4	(57)	(18)	(83)
Other operating cash flows	15	-	2	-
Preferred share interest paid in common shares	-	1,361	-	1,361
Amortization of deferred loan syndication costs	-	413	-	413
Amortization of deferred financing costs	49	659	49	968
Changes in non-cash operating working capital (Note 19)	423	376	(461)	1,343
	1,493	644	1,698	4,524

Cash flows (used in) from financing activities
Common shares repurchased and cancelled (Note 11(c))	(13,788)	-	(15,991)	-
Non-recourse loan syndication
Advances, net of repayments	-	28,582	(20,898)	28,582
Financing costs	-	(600)	-	(600)
Revolving debt facility
Advances, net of repayments	-	(46,860)	-	(50,860)
Financing costs	-	(382)	-	(382)
Other deferred financing fees paid	(515)	-	(515)	-
	(14,303)	(19,260)	(37,404)	(23,260)

Cash flows from (used in) investing activities
Activity in loans
Funded[1]	(7,504)	(5,786)	(12,297)	(15,351)
Repayments and other	20,468	10,554	36,699	21,453
Proceeds from sale of loans and foreclosed properties	8,254	12,113	49,294	12,113
Purchases of premises and equipment	-	-	(7)	-
Purchases of intangible assets	-	-	(1)	(68)
Decrease in restricted cash	47	869	138	2,037
	21,265	17,750	73,826	20,184
Foreign exchange (loss) gain on cash held in a foreign subsidiary	(45)	127	(11)	67
Increase (decrease) in cash deposits	8,410	(739)	38,109	1,515
Cash deposits - beginning of period	34,428	3,875	4,729	1,621
Cash deposits - end of period	42,838	3,136	42,838	3,136

1

In 2010, changes in accrued and capitalized interest, previously recorded as cash flows from investing activities, are classified as cash flows from operating activities. Comparative periods have been restated to conform with this classification.

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

1	NATURE OF OPERATIONS

Quest Capital Corp.’s (“Quest” or the “Company”) business is to provide mortgage financings. The Company is a mortgage investment corporation (“MIC”) for Canadian income tax purposes. A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada). A MIC does not pay corporate-level income taxes when all taxable income is distributed to shareholders as dividends during a taxation year and within 90 days of its year end. Dividend payments made to taxable Canadian shareholders are subject to Canadian tax as interest income. The Company must continually meet the following criteria to maintain MIC eligibility: (i) at least 50% of its assets must consist of residentially oriented mortgages and/or cash; (ii) it must not directly hold any foreign assets, including investments secured by real property located outside of Canada; (iii) it must not engage in operational activities outside of the business of lending and investing of funds; and (iv) no person may own more than 25% of any class of the issued and outstanding shares.

On June 9, 2010, the Company and Sprott Consulting Limited Partnership (“Sprott”) signed a letter of intent (“LOI”) pursuant to which the Company would change its lending strategy from real estate lending to natural resources lending. To reflect this change, the Company would change its name to Sprott Resource Lending Corp. (“SRLC”) and it would be managed by an affiliate of Sprott. The Company has convened a special shareholders’ meeting for August 17, 2010 that sets out certain matters to be considered and voted on by shareholders. These matters include the approval of a management services agreement and partnership agreement, the election of three additional directors and approval of a private placement of common shares by Sprott and its affiliates and clients of up to $25 million. As a natural resource lender, Quest would ultimately cease to be a MIC.

2	BASIS OF PRESENTATION

The accompanying financial information does not include all disclosures required under generally accepted accounting principles for annual consolidated financial statements. The accompanying financial information reflects all adjustments that management considers necessary for the fair presentation of results for the interim periods. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s 2009 audited annual consolidated financial statements and notes.

Certain comparative figures in the consolidated statements of cash flows and the number of loans disclosed in Note 6 have been reclassified to conform to the current period’s presentation.

3	SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual consolidated financial statements for 2009. These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the Company’s accounts and those of its wholly-owned subsidiaries, QC Services Inc., 0854560 B.C. Ltd., 0854561 B.C. Ltd., Viceroy Capital Corp., Viceroy Gold Corporation and a 75% proportionate interest in the Castle Mountain joint venture.

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

4	FUTURE CHANGES IN ACCOUNTING POLICIES

In January 2008, the CICA issued Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA 1582 is effective for business combinations occurring during the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

The Company has not yet adopted the new standards. Management is currently in the process of determining the impact of these standards on the Company’s consolidated financial statements.

5	RESTRICTED CASH

Pursuant to an agreement among the partners of the Castle Mountain joint venture, the Company set aside restricted cash of $976 (US$917) as at June 30, 2010 (December 31, 2009 - $1,103 (US$1,049)) in a fund to fulfill reclamation and closure obligations at the Castle Mountain property.

6	LOANS RECEIVABLE

a)      Loans and loan loss provision

	June 30,	December 31,
	2010	2009
	$	$
Loan principal[1]	233,734	308,123
Accrued interest and deferred fees	1,348	2,093
Loan loss provision	(36,327)	(36,063)
Loans receivable	198,755	274,153

[1]	Foreclosed real estate assets-held-for-sale with a net carrying value of $nil (December 31, 2009 - $1,956) are included in loan principal based on estimated net realizable value.

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

b)      Past due loans that are not impaired

Loans are classified as past due when a loan is outstanding past the scheduled maturity or interest payment date. This may arise in the normal course of business as a result of various factors including construction or refinancing delays. These loans are not classified as impaired when they are either less than 90 days past due or there is reasonable assurance of collection of principal and accrued interest on a timely basis.

The principal values of past due loans that are not impaired are as follows:

	June 30, 2010		December 31, 2009
Days Outstanding Past Maturity	Number		Number
or Interest Payment Date	of Loans	$	of Loans	$
1 – 30 days	-	-	1	13,950
31 – 60 days	1	11,973	-	-
61 – 90 days	1	2,029	1	1,393
	2	14,002	2	15,343

In the Company's estimation, the fair value of the collateral held on past due loans that are not impaired exceeds the carrying values of these loans as at June 30, 2010.

In certain instances, the Company may renegotiate or renew loans instead of enforcing its security on loans which have not been repaid and are otherwise past due, or to extend performing loan arrangements. Renewed loan terms may include changes in contractual maturity dates or interest terms, additional loan collateral or personal guarantees, or principal reductions. If renewed loan terms result in cash flows that are substantially different from the carrying values of the original loans, the Company considers the original loan to be extinguished and records a new loan based on the new cash flows, discounted at the market rate of interest prevailing at the time of renewal. Any difference between carrying values of the old and new loans would be recognized in income.

During the three months ended June 30, 2010, performing loans with a combined outstanding principal of $31,002 were renegotiated or renewed, and $50,385 were renegotiated or renewed in the six months ended June 30, 2010. These renewals exclude forbearance agreements on impaired loans. None of the terms for loans renewed in these periods were sufficiently different from the original loan terms to be considered as extinguishments of the original loans.

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

c)      Sale of loans and foreclosed properties

During the three and six months ended June 30, 2010, the Company sold certain loans receivable and foreclosed properties. A summary of these transactions is as follows:

	Three Months	Six Months
	Ended	Ended
	June 30, 2010	June 30, 2010
	$	$
Proceeds, net of closing costs and payments to syndicate partners[1]	8,520	37,748
Loan carrying values, net of loan loss provisions	(8,255)	(36,785)
Net gain	265	963
Net gain reported as loan loss recovery	251	307
Net gain reported as a gain sale of loans and foreclosed properties	14	656
	265	963

[1]	As at June 30, 2010, proceeds of $5,476 are outstanding and are recorded in other assets. Subsequent to June 30, 2010, these amounts were received in full.

d)      Impaired loans and loan loss provisions

The carrying values of the Company’s impaired loans and loan loss provisions are as follows:

	June 30, 2010		December 31, 2009
	Number		Number
	of Loans	$	of Loans	$
Gross carrying value of impaired loans with loan loss provisions	13	132,541	15	138,958
Loan loss provisions		(36,327)		(36,063)
	13	96,214	15	102,895
Carrying value of impaired loans without loan loss provisions	1	24,933	3	41,761
Carrying value of impaired loans, net of loan loss provisions	14	121,147	18	144,656

As at June 30, 2010, the total estimated fair value of collateral for impaired loans with loan loss provisions is $111,390 and $34,200 for impaired loans without loan loss provisions. Collateral held as security for impaired loans includes real property and other assets, which may include securities, cash or borrower guarantees. Management has estimated the fair value of the collateral taking into account a number of factors including independent real estate appraisals and management’s knowledge of the collateral, and credit and real estate markets. In assessing the adequacy of specific loan loss provisions, management takes into account likely realizable values and legal costs, and incorporates time value and credit risk components into estimated future cash flows.

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Changes to the Company’s total value of loan loss provisions during the three and six months ended June 30, 2010 are as follows:

	Three Months Ended	Six Months Ended
	June 30, 2010	June 30, 2010
	$	$
Balance, beginning of period	34,592	36,063
Loan loss expense, net of recoveries[1]	2,533	4,116
Written-off on loan sale or discharge	(798)	(3,852)
Balance, end of period	36,327	36,327

[1]

In the three months ended June 30, 2010, the Company recorded $2,784 in additional loan loss provisions and $251 in recoveries of loan loss provisions previously recorded. In the six months ended June 30, 2010, $6,728 in additional loan loss provisions and $2,612 in recoveries were recorded.

As at June 30, 2010, the Company performed a comprehensive review of each loan in its loan portfolio to determine the requirement for loan loss provisions.

e)      Loan commitments

As at June 30, 2010, the Company has loan commitments for future advances on loans of up to $8,450 expiring on or before March 31, 2011. However, these advances are subject to a number of conditions including presale requirements, the completion of due diligence procedures, the absence of material adverse changes in the assets, business or ownership of the borrower, and other terms.

f)      Property sector distribution of loan principal

The following table summarizes the distribution of the Company’s outstanding loan principal balances by property sector:

	June 30, 2010		December 31, 2009
	Number		Number
	of Loans	$	of Loans	$
Land under development	13	121,337	15	135,549
Real estate – residential	-	-	2	6,763
Real estate – commercial	7	76,051	10	87,493
Construction	5	36,346	7	78,318
Total loan principal	25	233,734	34	308,123

g)      Geographic distribution of loan principal

The following table summarizes the distribution of the Company’s outstanding loan principal balances by geographic location:

	June 30, 2010		December 31, 2009
	Number		Number
	of Loans	$	of Loans	$
British Columbia	10	98,029	15	141,694
Prairies	13	111,653	14	125,429
Ontario	2	24,052	5	41,000
Total loan principal	25	233,734	34	308,123

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

h)      Non-recourse loan syndication

In 2009, the Company syndicated certain loans receivable to third parties on a non-recourse basis involving senior and subordinated positions in each loan, whereby the third party held the senior position and the Company the subordinated position. The Company retained a right to repurchase the syndicate positions in these loans and, as such, the Company recorded the full principal balances and interest as loans receivable and interest income, respectively. The syndicated portions of these loans were presented separately as non-recourse loan syndication liabilities and interest earned by syndicate partners as syndication interest expense.

As of March 2010, the Company had repurchased the principal and accrued interest of all senior positions on the non-recourse loans, thereby reducing its non-recourse loan syndication liability to $nil.

7	PREMISES AND EQUIPMENT

			June 30,	December 31,
			2010	2009
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$
Land	35	-	35	35
Leasehold improvements	369	198	171	208
Computer equipment	401	333	68	114
Office equipment	93	27	66	72
	898	558	340	429

Amortization for the six months ended June 30, 2010 of $97 is included in office and other expense (six months ended June 30, 2009 - $139).

8	INTANGIBLE ASSETS

			June 30	December 31,
			2010	2009
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$
Computer software	210	126	84	117

Amortization for the six months ended June 30, 2010 of $35 is included in office and other expense (six months ended June 30, 2009 - $35).

9	DEBT FACILITIES

In June 2010, the Company obtained a $35,000 line of credit (the “LOC”) to fund potential repurchases of the Company’s common shares under the substantial issuer bid (Note 11(c)). Funds drawn on the LOC carry an interest rate ranging from 8% to 11% and must be repaid on or before December 31, 2010. As at June 30, 2010, no funds had been drawn on this facility.

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The Company paid a commitment fee of $350 for the LOC, which has been deferred and is being amortized over the expected life of the LOC. In the three months ended June 30, 2010, $49 of the commitment fee was amortized and is recorded in interest expense.

During 2009, the Company had a two-year revolving debt facility syndicated among three Canadian chartered banks to a maximum of $88,000. In October 2009, the Company cancelled this facility.

10	ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to closure obligations at its Castle Mountain property. The fair value of cash legally restricted for the purposes of settling asset retirement obligations is disclosed in Note 5.

11	SHARE CAPITAL

a)      Authorized

Unlimited first and second preferred shares Unlimited common shares without par value

b)      Cumulative 13.50% First Preferred Shares, Series A, issued and outstanding

In December 2008, the Company completed a private placement of 20,000,000 redeemable 13.5% Cumulative, First Preferred Shares, Series “A” with voting rights, at a price of $2.00 per share for aggregate proceeds of $40,000. In the six months ended June 30, 2009, the Company issued common shares with a value of $1,180 as an agent’s fee on the private placement, and common shares with a value of $1,361 as preferred dividends. These preferred shares were classified as liabilities, and related dividends were reported as interest expense.

In December 2009, the Company redeemed all First Preferred Shares, Series “A” at a price of $2.00 per share plus declared and unpaid dividends.

c)      Common shares issued and outstanding

	Number of	Assigned
	Shares	Value
		$
Balance, December 31, 2009	151,342,734	210,433
Repurchased and cancelled – normal course issuer bid	(11,812,800)	(16,425)
Balance, June 30, 2010	139,529,934	194,008

On December 16, 2009, the Company obtained regulatory approval to commence a normal course issuer bid (“the Bid”) from December 18, 2009 to December 17, 2010. Under the Bid, 121,600 common shares were repurchased and cancelled in December 2009. In the six months ended June 30, 2010, the Company substantially completed the Bid by repurchasing and cancelling an additional 11,812,800 common shares with an assigned value of $16,425 for $15,991. The difference of $434 was recorded as an increase to contributed surplus.

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

In June 2010, the Company announced it was pursuing a substantial issuer bid (“SIB”). Under the SIB, the Company would offer to repurchase and cancel up to $60,000 of its common shares at a price not less than $1.35 per share and not more than $1.60 per share. The offer is expected to close on August 30, 2010, with take-up and payment occurring shortly thereafter.

Subject to shareholders’ approval at a special meeting to be convened on August 17 2010, Sprott, their affiliates, or their clients may purchase up to $25,000 of the Company’s common shares through a private placement priced at the lower of the clearing price of the SIB or $1.60 per share, less an applicable placement fee of up to 3%. If approved, the private placement would be expected to close on or around September 7, 2010.

d)      Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the then issued and outstanding common shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

Changes in the number of stock options outstanding for the six months ended June 30, 2010 are as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price
		$
Balance, December 31, 2009	2,680,000	2.21
Granted	4,225,000	1.35
Exercised	-	-
Expired	-	-
Cancelled	(240,834)	1.89
Balance, June 30, 2010	6,664,166	1.68
Options exercisable at June 30, 2010	2,820,353	2.09

The following table summarizes information about stock options outstanding and exercisable at June 30, 2010:

Options Outstanding				Options Exercisable
		Weighted	Weighted		Weighted
Range of	Number of	Average	Average	Number of	Average
Exercise	Options	Remaining	Exercise	Options	Exercise
Prices	Outstanding	Contractual Life	Price	Exercisable	Price
$		Years	$		$
0.00 to 1.49	4,454,166	4.52	1.33	841,633	1.30
1.50 to 1.99	350,000	2.91	1.99	262,476	1.99
2.00 to 2.49	1,355,000	1.51	2.20	1,211,244	2.21
2.50 to 3.99	55,000	2.12	2.55	55,000	2.55
4.00 to 4.49	450,000	1.87	3.23	450,000	3.23
	6,664,166	3.63	1.68	2,820,353	2.09

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

12	INCOME TAXES

The Company has tax losses and other deductions in certain of its entities which are available to reduce its taxable income in Canada. The Company has recognized a future income tax asset to the extent that these losses are more likely than not to be realized from future earnings.

a)      Income tax (recovery) expense consists of the following:

	Three Months Ended		Six Months Ended
		June 30		June 30
	2010	2009	2010	2009
	$	$	$	$
Current
Canada	-	-	-	-
United States	5	22	(173)	116
Total current (recovery) expense	5	22	(173)	116

Future
Canada	(248)	(1,674)	(163)	(963)
United States	(38)	(41)	(173)	(163)
Total future (recovery) expense	(286)	(1,715)	(336)	(1,126)
Total income tax (recovery) expense	(281)	(1,693)	(509)	(1,010)

b)      The Company has non-capital losses to reduce future taxable income in Canada of approximately $34,159. These losses will expire in 2015 ($6,727), 2028 ($2,446), 2029 ($23,787), and 2030 ($1,199).

c)      The significant components of the Company’s future income tax assets and liabilities are as follows:

	June 30,	December 31,
	2010	2009
	$	$
Non-capital loss carry-forwards	8,902	8,682
Capital loss carry-forwards	7,585	7,585
Premises and equipment	139	86
Specific loan loss provisions	1,013	999
Resource deductions	659	659
Other	1,337	1,462
	19,635	19,473
Valuation allowance[1]	(7,969)	(7,969)
Future income tax asset	11,666	11,504

Deferred gain and other	379	549
Future tax liability	379	549

[1]

Future income tax assets are recorded at values for which are more likely than not to be realized. A valuation allowance has been provided for amounts which the Company believes are not likely to be realized.

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

13	RELATED PARTY TRANSACTIONS

a)      Included in accounts payable and accrued liabilities as at June 30, 2010 is $744 (December 31, 2009 - $865) due to employees for bonuses payable, $741 (December 31, 2009 - $751) due to certain officers for accrued severance (see also Note 14(a)) and $32 (December 31, 2009 - $33) in syndicate interest payable to certain directors and officers of the Company, or other related entities.

b)      During the six months ended June 30, 2010, the Company sold two loans to a party related by virtue of having certain directors and officers in common. The loans had a combined carrying value of $3,060 and were sold for an exchange amount of $3,074, resulting in a $14 gain on sale of loans.

c)      During the six months ended June 30, 2010, the Company paid $85 (June 30, 2009 - $56) for administration services to a party related by virtue of having certain directors and officers in common. The Company was also reimbursed $60 (June 30, 2009 - $55) in office and premises costs by the same related party, of which $9 (December 31, 2009 - $11) is included in other assets.

d)      During the six months ended June 30, 2010, the Company received $4 (June 30, 2009 - $14) in syndication loan administration fees from parties related by virtue of having certain directors and officers in common.

14	COMMITMENTS AND CONTINGENCIES

a)      During the year ended December 31, 2009, the Company entered into employment contracts with certain officers of the Company, whereby $2,225 will be paid if these officers remain with the Company through the end of these contracts. In the six months ended June 30, 2010, $225 was paid and the remaining $2,000 is due in 2012. The Company anticipates these payments will be made in full, and is accruing for these commitments on a straight-line basis over the terms of the contracts.

b)      The Company has entered into an operating lease for office premises and has committed to office-related costs through 2014.

As at June 30, 2010, the remaining payments for the employment contracts and the operating lease and office costs are due as follows:

	2010	2011	2012	2013	2014	Total
	$	$	$	$	$	$
Employment contracts	-	-	2,000	-	-	2,000
Operating lease and office costs	235	469	469	25	25	1,223
	235	469	2,469	25	25	3,223

c)      As at June 30, 2010, the Company maintains surety bonds of $943 (US$886) (December 31, 2009 - US$886) as guarantees for compliance with the reclamation obligations of the Castle Mountain Joint Venture.

d)      Loan commitments are disclosed in Note 6(e).

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

15	INTEREST RATE SENSITIVITY

The Company’s exposure to interest rate changes results from the difference between assets and liabilities and their respective maturities or interest rate re-pricing dates. Based on differences as at June 30, 2010, the Company estimates that an immediate and sustained 100 basis point increase in interest rates would increase net interest income over the next 12 months by $200. An immediate and sustained 100 basis point decrease in interest rates would decrease net interest income over the next 12 months by $200.

The carrying values of assets and liabilities as at June 30 2010 are presented for the periods in which they next re-price to market rates or mature as follows:

	Floating	Within 6	6 to 12	1 to 3	Over	Non Interest
June 30, 2010	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	20,000	203,414	10,320	-	-	27,548	261,282
Total liabilities and equity	-	-	-	-	-	261,282	261,282
Difference	20,000	203,414	10,320	-	-	(233,734)	-
Cumulative difference	20,000	223,414	233,734	233,734	233,734	-	-
Cumulative difference as a percentage of total assets	7.7%	85.5%	89.5%	89.5%	89.5%	-	-

	Floating	Within 6	6 to 12	1 to 3	Over	Non - Interest
December 31, 2009	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	58,812	228,818	16,993	3,500	-	(9,723)	298,400
Total liabilities and equity	-	17,505	2,500	-	-	278,395	298,400
Difference	58,812	211,313	14,493	3,500	-	(288,118)	-
Cumulative difference	58,812	270,125	284,618	288,118	288,118	-	-
Cumulative difference as a percentage of total assets	19.7%	90.5%	95.4%	96.6%	96.6%	-	-

16	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value represents the amount at which a financial instrument could be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act, and is best evidenced by a quoted market price in an active market. Quoted prices are not always available and in these cases, the Company determines fair value of financial assets using valuation techniques based on observable market data and management’s best estimates of market conditions. The estimates are subjective and involve particular assumptions and matters of judgement and as such, may not be reflective of future realizable values.

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Fair values of financial instruments are assessed according to a hierarchy which ranks the inputs underlying the fair value determination. The three levels of the fair value hierarchy are:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.

Level 3:	Inputs that are not based on observable market data.

Except for cash deposits and restricted cash, which are classified as Level 2 financial instruments, none of the Company’s financial instruments are recorded at fair value in the interim consolidated balance sheet as at June 30, 2010.

The fair values of loans receivable reflect changes in the general level of interest rates that have occurred since the loans were originated, net of any loan loss provisions. These instruments lack an available trading market and are not typically exchanged, and have been valued assuming they are not available for sale. The fair values are not necessarily representative of the amounts realizable in immediate settlements of the instruments. For variable rate loans, the fair values approximate their carrying values since these instruments re-price to market frequently. For fixed rate loans, fair values are determined by discounting the expected future cash flows at current market rates for loans with similar terms and risks. The Company adjusts the fair values of loans to take account of any significant changes in credit risks using observable market inputs in determining the counterparty credit risks of loans, net of loan loss provisions on the loans.

The fair values of non-recourse loan syndications are determined by using market interest rates for financial instruments with similar terms and risks. These instruments lack an available trading market and are not typically exchanged.

The table below sets out the fair values of financial instruments and does not include assets and liabilities that are not considered financial instruments:

	June 30, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$	$	$	$

Assets
Cash deposits	42,838	42,838	4,729	4,729
Restricted cash	976	976	1,103	1,103
Loan principal, net of loan loss provision	197,407	197,538	272,060	272,412

Liabilities
Non-recourse loan syndication	-	-	20,667	20,667

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

17	CAPITAL AND RISK MANAGEMENT

Capital management

The Company’s capital management objectives are to maintain a strong and efficient capital structure to provide liquidity to support operations. The Company continually monitors its capital position to ensure these objectives are met. A strong capital position also provides flexibility in considering accretive growth opportunities.

At June 30, 2010, management considers the Company’s capital to comprise all components of shareholders’ equity of $257,831.

Risk management

The success of Quest is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other financial institutions, Quest is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit risk

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values. These market changes may be regional, national or international in nature or may revolve around a specific product type. Risk is increased if the value of real estate securing the Company’s loans falls to a level approaching or below the loan amounts. Any decrease in real estate values may delay the development process and will adversely affect the value of the Company’s security.

During the loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

•	emphasis on first mortgage financings;

•	emphasis on borrowers’ experience;

•	local and regional diversification of mortgages;

•	diversification of the loan portfolio by asset type;

•	the investigation of the creditworthiness of all borrowers;

•	the employment of qualified and experienced loan originators and underwriters;

•	allocation of the responsibility of the loan to two Quest employees which allow for peer review;

•	physical inspection of the property;

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

•	review of the sufficiency of the borrower’s business plans including strategies to exit the property and/or enhance the value of the property;

•	continuous written status updates provided on the business plans and if applicable, construction progress;

•

the engagement of qualified independent consultants and advisors such as lawyers, quantity surveyors, real estate appraisers and insurance consultants dedicated to protecting the Company’s interests; and

•	the segregation of duties to ensure that qualified staff members are satisfied with all due diligence requirements prior to funding.

The Company’s focus on loan remediation and the collection of loans included the strengthening or implementation of additional procedures. These include:

•	the formation of a remediation team who focus on the identification and remediation of problem loans;

•

strategy formulation as to the most appropriate method to protect the Company’s interest including obtaining additional security, request for principal reductions, protective disbursements and foreclosure proceedings;

•	frequent physical inspection of the properties by loan remediation team members;

•	engaging new legal counsel, realtors, and other professionals;

•	frequent updating of appraisals and/or re-underwriting of loans including updating borrower and guarantor financial conditions; and

•	weekly management review and discussion of the status of the loan including legal status, market intelligence, and business plans of the borrower.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate. The Board has delegated much of this responsibility to its Credit Committee, which comprises three independent directors. They are provided, monthly, with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all applications for loans between $15 million and $25 million, and any loan application for amounts greater than $25 million must be approved by the Board. The Board has delegated approval authority for all loans less than $15 million to an approval committee composed of members of senior management. In addition, at origination, the Company does not allow any one loan to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity. As at June 30, 2010, the largest loan in the Company’s loan portfolio was $28.6 million (14% of the Company’s loans receivable) and is considered impaired. This was also the largest aggregate amount owing by any one borrower. Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower. The Company reviews its policies regarding its lending limits on an ongoing basis.

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loan and other commitments and the repayment of any debt facility at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. Quest manages its loan commitment liquidity risk by the ongoing monitoring of scheduled mortgage fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at June 30, 2010, the Company had future loan commitments to borrowers of up to $8,450. Future loan commitments are primarily for construction draws which occur over the course of the term of the relevant loan which is typically 12 to 18 months in duration. Further, as at June 30, 2010, 24% of the Company’s principal loan balance (before provisions), or $56.9 million, is due within a year. With the current economic climate, the ability to accurately forecast actual repayments on the Company’s loan portfolio has become difficult.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments and property sales.

Market risk

Market risk is the impact on earnings as a result of changes in financial market variables such as interest rates and foreign exchange rates which can arise when making loans and borrowing and making investments. The Company does not engage in any type of trading activities. The Company’s material market risk is limited to interest rates as noted below.

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. For loans funded using bank debt priced on the basis of bank prime rate plus a spread, the Company manages this risk through the pricing of certain of its loans also being based upon the bank prime rate plus a spread. In addition, the Company will, in some cases, have minimum rates or an interest rate floor in its variable rate loans. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. Quest currently mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to two years, and by charging prepayment penalties and upfront commitment fees.

As at June 30, 2010, the Company had one variable rate loan priced off the bank prime rate with an aggregate principal of $20.0 million and 24 fixed-rate loans with an aggregate principal of $213.7 million.

Quest Capital Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

18	SEGMENTED INFORMATION

The Company has primarily one operating segment, which is to provide mortgage financings. The Company’s geographic location is Canada.

19	CASH FLOW INFORMATION

a)      Changes in non-cash operating working capital

	Three Months Ended		Six Months Ended
		June 30		June 30
	2010	2009	2010	2009
	$	$	$	$
Decrease (increase) in accounts receivable and prepaid expenses	37	(18)	(84)	56
Increase (decrease) in accounts payables and accrued liabilities	514	380	(16)	1,174
Decrease (increase) in income tax receivable	1	14	(200)	113
(Decrease) increase in income tax payable	(129)	-	(161)	-
	423	376	(461)	1,343

b)      Cash received or paid

	Three Months Ended		Six Months Ended
		June 30		June 30
	2010	2009	2010	2009
	$	$	$	$
Interest received (non-loan)	25	4	30	18
Interest and fees paid on debt	(350)	(73)	(350)	(397)
Income tax instalments paid	(143)	(28)	(161)	(61)
	(468)	(97)	(481)	(440)

c)      Non-cash financing and investing activities

	Three Months Ended		Six Months Ended
		June 30		June 30
	2010	2009	2010	2009
	$	$	$	$
Common shares issued as agent’s fee for preferred shares	-	-	-	1,180
Common shares issued for preferred share dividends	-	1,361	-	1,361
	-	1,361	-	2,541

20	SUBSEQUENT EVENTS

Subsequent to June 30, 2010, the Company’s participation in a loan was amended. Under the terms of the amendment, the participation in the loan was split into senior and subordinated positions. As a result, the Company realized net proceeds of $14,700, with the Company taking the subordinated position.